Appendix A
to the Operating Expenses Limitation Agreement

(as amended on June 12, 2012 to add PIA Short Duration Bond Fund)

Fund	Operating Expense Limit
PIA High Yield Fund
Investor Class	0.98%
Adviser Class	1.23%
PIA Short Duration Bond Fund
Class A	1.00%
Class I	0.75%

ADVISORS SERIES TRUST on behalf of the Funds listed on Appendix A	PACIFIC INCOME ADVISERS, INC.
By: /s/ Douglas G. Hess	By: /s/ Thad M. Brown
Name: Douglas G. Hess	Name: Thad M. Brown
Title: President	Title: CCO